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Second Quarter Report 2006

QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS
UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle reported second quarter net income of $37.1 million, or $0.32 per share, compared to net income of $12.8 million, or $0.15 per share, in the second quarter of 2005. Gold production in the second quarter of 2006 was 55,966 ounces compared to 61,771 ounces in the second quarter of 2005. Cash provided by operating activities was $48.1 million in the second quarter of 2006 compared to $19.1 million in the prior year's second quarter. For the year to date, net earnings were $74.3 million, or $0.67 per share, compared to a net income of $23.2 million, or $0.27 per share, in the first six months of 2005. Over the same periods, operating cash flow increased to $67.8 million in 2006 from $47.2 million in 2005.

        Second quarter ore processed was down 4% to 656,902 tonnes in 2006 compared to the same period in 2005. Year to date ore processed was down 1% to 1,318,430 tonnes in the first six months of 2006 compared to the same period in 2005.

        The table below summarizes the key variances in net income for the second quarter and year to date of 2006 from the net income reported for the same periods in 2005.

(millions of dollars)	Second Quarter	Year to Date
Increase in gold sales volume and price	$11.2	$24.9
Increase in copper and silver revenues	20.7	27.3
Increase in zinc revenue	45.6	54.1
Gain on sale of available-for-sale securities	0.3	21.9
Stronger Canadian dollar, net of hedges	(3.9)	(6.1)
Decreased (increased) amortization	(0.1)	1.1
Loss on base metal contracts	(7.7)	(11.7)
Increased income and mining and federal capital taxes	(30.9)	(45.9)
Corporate costs and other	(10.9)	(14.6)

Net positive variance	$24.3	$51.0

        In the second quarter of 2006, revenues from mining operations increased to $126.9 million from $49.6 million in the second quarter of 2005. For the year to date, revenues from mining operations increased to $217.5 million from $111.3 million in the first six months of 2005. While sales volume was consistent for the second quarter and first half of 2006 as compared to the same periods in 2005, realized prices for all metals increased in 2006 compared to the same periods in 2005. Year to date gold production however, was up 4% compared to the same period in 2005.

        In addition, the Company liquidated a substantial portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $21.9 million, or $0.20 per share for the first six months of 2006. The second quarter of 2006 included a gain before taxes of $0.3 million, or less than $0.01 per share.

        In the second quarter of 2006, the Company recorded an unrealized, mark-to-market loss on byproduct metals derivative contracts of $1.4 million, or $0.01 per share (before tax). These byproduct metals contracts were entered into in the first quarter of 2005. For the six months ended June 30, 2006 the unrealized, mark-to-market loss before taxes was $8.1 million, or $0.07 per share.

        Exploration costs for both the second quarter and for the first half of 2006 increased significantly compared to the same periods in 2005. Increased exploration activities on U.S. properties and continued exploration work on the Pinos Altos project located in the Sierra Madre gold belt of Mexico contributed to the increase in exploration costs. The main increase in exploration costs however, is related to Agnico-Eagle's Scandinavian activities. In the first half of 2005, Agnico-Eagle had a 14% interest in Riddarhyttan Resources AB and accounted for its investment using the equity method of accounting through to October 17, 2005. The first half of 2006 is the first full six-month period of consolidating Riddarhyttan Resources AB and resulted in the inclusion of $5.5 million of exploration expenditures. As a result of the completion of a feasibility study and the decision to proceed with construction of the mine (the Kittila mine on the Suurikuusikko deposit), expensing of expenditures relating to the project ceased as of June 1, 2006. These expenditures are now being capitalized.

        Amortization in the second quarter of 2006 was consistent with the same period in 2005 and $1.1 million lower in the first half of 2006 as compared to the same periods in 2005. The first half of 2005 amortization was higher due to the reversal of the copper concentrate inventory which had built up at the end of 2004 as the amortization relating to the production of those concentrates was recognized in the same period as the related revenue. A similar build-up of inventory at the end of 2005 did not occur resulting in lower amortization for the first six months of 2006 when compared to the same period in 2005.

        General and administrative expenditures were $2.9 million higher in the second quarter of 2006 and $4.7 million higher in the first half of 2006 as compared to the same periods in 2005. The increases are primarily due to the expensing of stock options granted during the period. The compensation expense related to these options recognized in the second quarter and the first six months of 2006 was $1.1 million ($0.01 per share) and $3.6 million ($0.03 per share), respectively. Interest costs for both the second quarter and first half of 2006 was lower as compared to the same periods in 2005 due to the full redemption of the Company's Convertible Debentures by February 15, 2006.

        In the second quarter of 2006, the Company recorded a foreign exchange translation loss of $6.7 million, compared to a gain of $0.5 million in the second quarter of 2005. The year-to-date foreign exchange translation loss was $8.5 million compared to a gain of $0.9 million in the prior year. Both the quarter and year to date loss are mainly due to the effect of foreign exchange rate changes on the Company's future tax liability balances.

        In the second quarter of 2006 total cash costs per ounce decreased to $(975) per ounce of gold produced from $103 per ounce in the second quarter of 2005. Total cash costs per ounce for the first six months of 2006 was $(583) compared to $84 for the same period in 2005. The main driver leading to the decrease in total cash costs for the quarter was higher byproduct metal revenue due to increased realized prices for all metals.

        Minesite costs per tonne was C$61 in the second quarter of 2006 compared to C$56 in the second quarter of 2005. Minesite costs per tonne was C$60 for the first six months of 2006 as compared to C$54 for the first six months of 2005. Minesite costs per tonne were higher than expected due to higher input costs such as fuel, and increased equipment maintenance and ground support expenses.

        Production costs increased 18% to $35.6 million in the second quarter of 2006 compared to $30.3 in the second quarter of 2005 and increased 12% to $68.8 in the first half of 2006 compared to $61.2 in the first half of 2005. Higher input costs such as fuel and increased equipment maintenance and ground support expenses were the primary reasons for the increase.

        The following tables provide a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements:

(thousands of dollars, except where noted)	Three months ended June 30, 2006	Six months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2005
Cost of production per Consolidated Statements of Income	$35,567	$68,754	$30,268	$61,241
Adjustments:
Byproduct revenues	(85,188)	(133,227)	(23,436)	(48,697)
Inventory adjustment(i)	(4,833)	(5,337)	(358)	(2,531)
Non-cash reclamation provision	(112)	(217)	(105)	(212)

Cash operating costs	$(54,566)	$(70,027)	$6,369	$9,801

Gold production (ounces)	55,966	120,201	61,771	117,081

Total cash costs (per ounce)(iii)	$(975)	$(583)	$103	$84

(thousands of dollars, except where noted)	Three months ended June 30, 2006	Six months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2005
Cost of production per Consolidated Statements of Income	$35,567	$68,754	$30,268	$61,241
Adjustments:
Inventory adjustments(ii)	153	1,562	605	(2,615)
Non-cash reclamation provision	(112)	(217)	(106)	(212)

Minesite operating costs (US$)	$35,608	$70,099	$30,767	$58,414

Minesite operating costs (C$)	$39,973	$79,438	$38,155	$72,073

Tonnes of ore milled (000's tonnes)	657	1,318	682	1,331

Minesite costs per tonne (C$)(iv)	$61	$60	$56	$54

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Inventory adjustments reflect costs associated with unsold concentrates.

(iii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company is targeting gold production of approximately 250,000 ounces in 2006 with total cash costs expected to be below nil, as the Company continues to benefit from higher byproduct production and metal prices.

Liquidity and Capital Resources

        At June 30, 2006, Agnico-Eagle's cash and cash equivalents balance was $363.5 million, restricted cash was $19.7 million, short-term investments were $32.3 million, while working capital was $502.0 million. At December 31, 2005, the Company had $61.2 million in cash and cash equivalents, nil restricted cash, $59.8 million in short-term investments and $189.8 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and other various factors. As at June 30, 2006, the majority of highly liquid investments had remaining maturities of three months or less and therefore contributed to the increase in cash and cash equivalents. The total of cash and cash equivalents, restricted cash and short-term investments was $415.5 million at June 30, 2006 and $121.0 million at December 31, 2005.

        Cash provided by operating activities was $48.1 million in the second quarter of 2006 compared to $19.1 million in the second quarter of 2005. For the first six months of 2006, cash flow provided by operating activities was $67.8 million compared to $47.2 million for the same period of 2005. Cash provided by operating activities for the second quarter of 2006 was positively impacted by higher gold and byproduct metal prices.

        Between January 1, 2006 and February 15, 2006, Convertible Debenture holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

        The Company currently has $150 million in undrawn credit lines. Although there are currently no amounts drawn on the $150 million credit facility, the amount available under the facility is reduced by outstanding letters of credit to approximately $139 million. The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility.

        In addition, on January 19, 2006, a subsidiary of Agnico-Eagle entered into an unsecured, guaranteed bank overdraft facility (the "Overdraft Facility") of EUR 6.6 million. The Overdraft Facility is unconditionally guaranteed by the subsidiary and guaranteed to a limit of EUR 4.2 million by Agnico-Eagle. A standby fee at an annual rate of 0.70% on the Overdraft Facility amount of EUR 6.6 million is due and payable quarterly in advance. In addition, interest at an annual rate of 1.67% above EURIBOR one month is due and payable monthly in arrears on amounts outstanding under the Overdraft Facility. The subsidiary has also agreed not to enter into any other financing arrangements or issue any guarantees without the prior written consent of the lender. At June 30, 2006, US$7.2 million had been drawn. The Overdraft Facility matured on June 30, 2006 and was paid in full the following month.

        For the three months ended June 30, 2006, capital expenditures were $33.5 million compared to $14.0 million in the three months ended June 30, 2005. While sustaining capital expenditures at the LaRonde mine decreased to $3.9 million from $7.3 million in the second quarter of 2005, there were significant increases in capital expenditures on other regional projects, namely Lapa, Goldex, Bousquet and LaRonde II. Capital expenditures for these projects increased by $18.7 million to $21.9 million compared to the second quarter of 2005, primarily driven by the continued costs associated with mine construction at Lapa and Goldex. Further expenditures within the Abitibi region of Quebec of approximately $4.1 million are mainly attributable to the ramp development and the level 215 exploration drift at LaRonde, and for the implementation of a new management information system. In addition, as of June 1, 2006, expenditures relating to the Kittila mine in Finland ceased to be expensed. For the remainder of the second quarter of 2006, expenditures of $2.6 million were capitalized. For the full year, forecasted capital expenditures are now estimated to be $163 million.

        In addition to the private placement from treasury of 1,226,000 flow-through shares for total proceeds of $35 million that was closed in the first quarter of 2006, in the second quarter of 2006 the Company closed a $250 million public offering of 8,455,000 common shares. The proceeds of the offering, will be used to fund the completion of construction of the Lapa mine project, construction of the Kittila mine project, the exploration and development of Agnico-Eagle's other projects and for general corporate purposes, including possible acquisitions. In addition, the Company also expects to supplement the above expenditures with internally generated funds and other currently available cash and short-term investments. The Company's ability to continue generating cash flow is dependent on continued strength in gold and byproduct metal prices and continued cost savings generated from economies of scale at LaRonde as the mill processes more tonnes of ore.

        On March 29, 2006, Agnico-Eagle completed its acquisition of 100% of the Pinos Altos Project from Industrias Peñoles S.A. de C.V. ("Peñoles"). Under the exploration and option agreement, Agnico-Eagle paid $32.5 million in cash and issued 2,063,653 common shares of Agnico-Eagle to Peñoles. In addition, the Company incurred approximately $0.2 million in transaction costs associated with the acquisition.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Income and cash flows
LaRonde Division
Revenues from mining operations	$126,872	$49,572	$217,453	$111,338
Production costs	35,567	30,268	68,754	61,241

Gross profit (exclusive of amortization shown below)	$91,305	$19,304	$148,699	$50,097
Amortization	6,108	5,983	12,105	13,194

Gross profit	$85,197	$13,321	$136,594	$36,903

Net income for the period	$37,092	$12,794	$74,282	$23,242
Net income per share (basic)	$0.32	$0.15	$0.67	$0.27
Net income per share (diluted)	$0.31	$0.15	$0.65	$0.27
Cash flow provided by operating activities	$48,095	$19,103	$67,806	$47,208
Cash flow provided by (used in) investing activities	$(5,578)	$(29,586)	$(56,547)	$7,562
Cash flow provided by (used in) financing activities	$246,449	$920	$291,905	$(175)
Weighted average number of common shares outstanding — basic (in thousands)	114,434	86,220	110,281	86,176
Tonnes of ore milled	656,902	681,848	1,318,430	1,330,594
Head grades:
Gold (grams per tonne)	2.89	3.13	3.10	3.03
Silver (grams per tonne)	78.20	75.90	77.60	74.50
Zinc	4.27%	4.11%	4.03%	4.12%
Copper	0.33%	0.36%	0.37%	0.38%
Recovery rates:
Gold	91.35%	89.98%	91.65%	90.25%
Silver	87.70%	85.10%	87.10%	84.40%
Zinc	87.20%	82.10%	87.00%	81.90%
Copper	81.10%	74.50%	82.60%	75.80%
Payable production:
Gold (ounces)	55,966	61,771	120,201	117,081
Silver (ounces in thousands)	1,247	1,205	2,474	2,302
Zinc (tonnes)	20,787	20,116	39,250	38,777
Copper (tonnes)	1,590	1,680	3,643	3,490
Payable metal sold:
Gold (ounces)	60,966	60,550	130,643	130,687
Silver (ounces in thousands)	1,185	1,121	2,375	2,519
Zinc (tonnes)	20,621	20,127	38,799	37,116
Copper (tonnes)	1,616	1,614	3,654	4,433
Realized prices (US$):
Gold (per ounce)	$687	$427	$646	$429
Silver (per ounce)	$13.06	$7.16	$11.94	$7.01
Zinc (per tonne)	$3,786	$1,279	$3,249	$1,301
Copper (per tonne)	$14,901	$3,417	$9,833	$3,329
Total cash costs (per ounce) (US$):
Production costs	$636	$490	$572	$523
Less: Net byproduct revenues	(1,523)	(379)	(1,109)	(416)
Inventory adjustments	(86)	(6)	(44)	(21)
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)	$(975)	$103	$(583)	$84

Minesite costs per tonne milled (C$)	$61	$56	$60	$54

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operations	$47,986	$45,795	$61,766	$49,572	$58,608	$71,392	$90,581	$126,872
Production costs	26,172	22,175	30,973	30,268	32,548	33,576	33,187	35,567

Gross profit (exclusive of amortization shown below)	$21,814	$23,620	$30,793	$19,304	$26,060	$37,816	$57,394	$91,305
Amortization	5,861	4,461	7,211	5,983	6,276	6,592	5,997	6,108

Gross profit	$15,953	$19,159	$23,582	$13,321	$19,784	$31,224	$51,397	$85,197

Net income for the period	$10,556	$15,609	$10,449	$12,794	$2,057	$11,695	$37,190	$37,092
Net income per share (basic)	$0.12	$0.18	$0.12	$0.15	$0.02	$0.13	$0.35	$0.32
Net income per share (diluted)	$0.12	$0.18	$0.12	$0.15	$0.02	$0.13	$0.34	$0.31
Cash provided by operating activities	$16,683	$11,722	$28,105	$19,103	$11,151	$24,621	$19,711	$48,095
Cash provided by (used in) investing activities	$(90,974)	$(28,820)	$37,149	$(29,586)	$(42,467)	$(31,635)	$(50,969)	$(5,578)
Cash provided by (used in) financing activities	$18,540	$2,149	$(1,095)	$920	$9,431	$2,433	$45,456	$246,449
Weighted average number of common shares outstanding (Basic — in thousands)	84,791	85,989	86,131	86,220	86,638	97,127	106,127	114,434

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at June 30, 2006	As at December 31, 2005
ASSETS
Current
Cash and cash equivalents	$363,473	$61,155
Restricted cash	19,694	—
Short-term investments	32,304	59,827
Metals awaiting settlement	96,864	56,304
Income taxes recoverable	—	7,723
Other taxes recoverable	12,604	6,794
Inventories:
Ore stockpiles	4,400	12,831
Concentrates	2,664	920
Supplies	10,314	10,092
Other current assets	10,253	27,689

Total current assets	552,570	243,335
Other assets	3,411	7,995
Future income and mining tax assets	35,605	63,543
Property, plant and mine development	770,588	661,196

	$1,362,174	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term debt	$7,232	$—
Accounts payable and accrued liabilities	28,604	37,793
Dividends payable	643	3,809
Income taxes payable	2,535	—
Interest payable	—	2,243
Fair value of derivative financial instruments (note 7)	11,602	9,699

Total current liabilities	50,616	53,544

Long-term debt (note 4)	—	131,056

Reclamation provision and other liabilities	17,309	16,220

Future income and mining tax liabilities	129,132	120,182

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 120,111,883 (December 31, 2005 — 97,836,954) (note 5)	1,215,925	764,659
Stock options	5,050	2,869
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(70,252)	(138,697)
Accumulated other comprehensive income (loss)	(8,519)	3,323

Total shareholders' equity	1,165,117	655,067

	$1,362,174	$976,069

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
REVENUES
Revenues from mining operations	$126,872	$49,572	$217,453	$111,338
Interest and sundry income	3,125	299	4,605	947
Gain on sale of available-for-sale securities (note 8)	339	—	21,913	—

	130,336	49,871	243,971	112,285
COSTS AND EXPENSES
Production	35,567	30,268	68,754	61,241
Loss (gain) on derivative financial instruments	4,614	(4,193)	12,045	(754)
Exploration and corporate development	6,818	3,364	12,335	6,127
Equity loss in junior exploration companies	233	838	317	1,973
Amortization	6,108	5,983	12,105	13,194
General and administrative	5,275	2,412	10,819	6,161
Provincial capital tax	344	311	897	910
Interest	217	2,102	1,574	4,654
Foreign currency loss (gain)	6,650	(467)	8,518	(851)

Income before income, mining and federal capital taxes	64,510	9,253	116,607	19,630
Federal capital tax	(204)	234	—	482
Income and mining tax expense (recovery)	27,622	(3,775)	42,325	(4,094)

Net income for the period	$37,092	$12,794	$74,282	$23,242

Net income per share — basic	$0.32	$0.15	$0.67	$0.27

Net income per share — diluted	$0.31	$0.15	$0.65	$0.27

Weighted average number of shares outstanding (in thousands)
Basic	114,434	86,220	110,281	86,176
Diluted	117,817	86,627	113,664	86,583
Comprehensive income:
Net income for the period	$37,092	$12,794	$74,282	$23,242

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	(210)	—	(117)
Unrealized gain (loss) on available-for-sale securities	(571)	1,130	1,572	977
Cumulative translation adjustments	—	(1,310)	—	(2,006)
Adjustments for derivative instruments maturing during the period	(1,033)	(15)	(1,577)	(34)
Adjustments for realized gains on available-for-sale securities due to dispositions during the period	(153)	—	(12,180)	—
Tax effect of other comprehensive income items	428	—	343	—

Other comprehensive loss for the period	(1,329)	(405)	(11,842)	(1,180)

Total comprehensive income for the period	$35,763	$12,389	$62,440	$22,062

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Deficit
Balance, beginning of period	$(107,344)	$(162,308)	$(138,697)	$(172,756)
Stockpile inventory adjustment, net of tax (note 3)	—	—	(5,837)	—
Net income for the period	37,092	12,794	74,282	23,242

Balance, end of period	$(70,252)	$(149,514)	$(70,252)	$(149,514)

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(7,190)	$(1,875)	$3,323	$(1,100)
Other comprehensive loss for the period	(1,329)	(405)	(11,842)	(1,180)

Balance, end of period	$(8,519)	$(2,280)	$(8,519)	$(2,280)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Operating activities
Net income for the period	$37,092	$12,794	$74,282	$23,242
Add (deduct) items not affecting cash:
Amortization	6,108	5,983	12,105	13,194
Future income and mining taxes	20,133	(3,913)	31,835	(4,232)
Unrealized loss (gain) on derivative contracts	1,433	(4,193)	8,116	(754)
Gain on sale of available-for-sale securities	(339)	—	(21,913)	—
Amortization of deferred costs and other	5,970	1,187	7,824	3,869
Changes in non-cash working capital balances
Metals awaiting settlement	(31,652)	6,230	(40,560)	7,983
Income taxes recoverable	6,969	5,564	10,258	8,515
Other taxes recoverable	(46)	—	3,940	—
Inventories	(238)	999	(2,389)	2,702
Other current assets	(1,355)	(139)	(4,260)	198
Accounts payable and accrued liabilities	4,020	(7,026)	(9,189)	(7,509)
Interest payable	—	1,617	(2,243)	—

Cash provided by operating activities	48,095	19,103	67,806	47,208

Investing activities
Additions to mining properties	(33,533)	(14,020)	(54,508)	(29,203)
Acquisition of Pinos Altos property	—	—	(32,500)	—
Recoverable Value Added Tax on acquisition of Pinos Altos property	—	—	(9,750)	—
Decrease (increase) in short-term investments	18,507	(14,929)	27,523	34,652
Proceeds on sale of available-for-sale securities and other	363	(2,314)	32,382	(3,036)
Decrease (increase) in restricted cash	9,085	1,677	(19,694)	5,149

Cash provided by (used in) investing activities	(5,578)	(29,586)	(56,547)	7,562

Financing activities
Dividends paid	—	—	(3,166)	(2,542)
Short-term debt	3,968	—	7,232	—
Proceeds from common shares issued	254,769	920	302,456	2,367
Share issue costs	$(12,288)	$—	$(14,617)	$—

Cash provided by (used in) financing activities	246,449	920	291,905	(175)

Effect of exchange rate changes on cash and cash equivalents	(812)	(5)	(846)	(10)

Net increase (decrease) in cash and cash equivalents during the period	288,154	(9,568)	302,318	54,585
Cash and cash equivalents, beginning of period	75,319	97,158	61,155	33,005

Cash and cash equivalents, end of period	$363,473	$87,590	$363,473	$87,590

Other operating cash flow information:
Interest paid during the period	$45	$161	$3,319	$3,985

Income, mining and capital taxes paid (recovered) during the period	$484	$(4,682)	$968	$(6,741)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2006

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") in US dollars. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2006 and the results of operations and cash flows for the three and six months ended June 30, 2006 and 2005.

  Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2005 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2005.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2005 audited consolidated annual financial statements except for the application of the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") and FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment".

  In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

  In March 2005, FASB ratified EITF 04-6 which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle Mines Limited ("Agnico-Eagle" or "the Company") adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million, and increase future income and mining tax assets by $2.6 million. Adoption of EITF 04-6 had no impact on the Company's cash position.

  In December 2004, FASB enacted FAS 123R which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair value-based method and the recording of such expense in the consolidated statements of income and comprehensive income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no impact on the Company's consolidated financial statements based on the adoption of the new requirements under FAS 123R.

4.     LONG-TERM DEBT

  During the first quarter of 2006, the Company extinguished the remainder of its Convertible Debentures. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

5.     CAPITAL STOCK

  For the three and six months ended June 30, 2006, the Company's warrants were dilutive. For the three and six months ended June 30, 2005, the Company's warrants were anti-dilutive and thus were excluded from the calculation of diluted net income per share.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at June 30, 2006 were exercised:

Common shares outstanding at June 30, 2006	120,111,883
Employees' stock options	3,329,115
Warrants	6,900,000

130,340,998

  During the six-month period ended June 30, 2006, 962,510 (2005 — 54,600) employee stock options were exercised for cash of $14.4 million (2005 — $0.5 million) and 1,232,000 (2005 — 892,000) options were granted with a weighted average exercise price of C$24.52 (2005 — C$16.68).

  During the first quarter of 2006, the Company closed two private placements from treasury for a total of 1,226,000 flow-through shares and total proceeds of $35 million. The funds were raised in three tranches during February and March 2006. Under the terms of the private placements, the Company will renounce an equivalent amount of tax deductions from its exploration program expenditures to the investors. There were no flow-through shares issued during the six months ended June 30, 2005.

  In addition, during June 2006 the Company closed a public offering of 8,455,000 common shares (2005 — nil), for net proceeds of $238 million after estimated expenses of the offering of $12 million.

  The following table illustrates the changes in share capital for the six months ended June 30, 2006:

	Shares	Amount
Beginning balance	97,836,954	$764,659
Shares issued under Employee Stock Option Plan	962,510	15,733
Shares issued under Incentive Share Purchase Plan	79,054	2,348
Shares issued on redemption of Convertible Debentures (note 4)	9,483,709	130,367
Shares issued under public offering	8,455,000	238,241
Shares issued under flow-through share private placement	1,226,000	30,245
Shares issued under Dividend Reinvestment Plan	5,003	22
Shares issued for acquisition (note 9)	2,063,653	34,310

	120,111,883	$1,215,925

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	Six months ended June 30, 2006
	# of Options	Weighted average exercise price
Outstanding, beginning of period	3,071,625	C$15.78
Granted	1,232,000	C$24.52
Exercised	(962,510)	C$17.27
Cancelled	(12,000)	C$20.33

Outstanding, end of period	3,329,115	C$18.54

Options exercisable at end of period	1,815,671	C$16.13

7.     FINANCIAL INSTRUMENTS

  As at June 30, 2006, Agnico-Eagle had the following byproduct metal contracts:

Expected Maturity
2006
Zinc
Forwards
Pounds (000s)	6,000
Average price ($/tonne)	$1,235

  At June 30, 2006, the aggregate net market value of Agnico-Eagle's metals derivative position amounted to $(11.6) million. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

8.     GAIN ON SALE OF AVAILABLE-FOR-SALE SECURITIES

  During the first six months of 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities which resulted in proceeds of $32.9 million and a gain before taxes of $21.9 million.

9.     ACQUISITION

  Pinos Altos Project

  In March 2005, the Company entered into an agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of Chihuahua City, the state capital.

  Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. On March 15, 2006 Agnico-Eagle paid Peñoles, $32.5 million in cash and 2,063,653 common shares to close the agreement and obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

  The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

10.   SUBSEQUENT EVENTS

  Subsequent to period-end, Agnico-Eagle entered into a hard lock-up agreement with Stornoway Diamond Corporation ("Stornoway") under which the Company irrevocably agreed to tender 13.8 million Contact Diamond shares ("Contact") in conjunction with Stornoway's take over bid to acquire all of the outstanding shares of Contact and concurrent take over bid to acquire all the outstanding shares of Ashton Mining of Canada Ltd ("Ashton"). Under the terms of the agreement, each share of Contact will be exchanged for 0.36 of a Stornoway share.

  In addition, Agnico-Eagle has agreed to subscribe to a private placement by Stornoway for a total value of C$22.5M and has placed this amount in escrow until the successful completion of the Ashton take-over bid.

  The completion of these two events is subject to certain conditions, including receipt of all necessary regulatory clearances and the absence of any material adverse changes. Stornoway's take-over bid for Contact is not conditional on any minimum number of Contact shares being tendered, other than the shares held by Agnico-Eagle.

11.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

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QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)